FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ).

Enclosure:

Response to press comment

Acambis plc — Response to Press Comment

Cambridge, UK — 2 April 2002 - Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) notes the recent press comment relating to Aventis’ discovery of 70-90 million doses of old smallpox vaccine and Aventis’ plans to donate it to the US Government. Acambis confirms that this does not impact in any way the contracts that Acambis has in place with the US Centers for Disease Control and Prevention (CDC) to deliver 209 million doses of Acambis’ new smallpox vaccine. Acambis understands that the old vaccine may be made available to the US Government by Aventis as part of a contingency stockpile in the interim period prior to Acambis delivering its 209 million doses.

The US Government remains committed to Acambis under the contracts with the CDC. Acambis’ orders for 209 million doses remain in place and are on track to be delivered by the end of 2002.

Enquiries:

Acambis plc
Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 494 1339
Lyndsay Wright, Communications Manager	Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates	Tel: +44 (0) 20 7831 3113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 April 2002	ACAMBIS PLC

By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications